**Joint Filing Agreement**

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on February 13, 2026.

**Liberty Mutual Holding Company Inc.**

By:     /s/ Vlad Barbalat
Name:   Vlad Barbalat
Title:    Executive Vice President

**Liberty Mutual Insurance Company**

By:     /s/ Vlad Barbalat
Name:   Vlad Barbalat
Title:    Executive Vice President

**The Ohio Casualty Insurance Company**

By:     /s/ Vlad Barbalat
Name:   Vlad Barbalat
Title:    Executive Vice President

**Peerless Insurance Company**

By:     /s/ Vlad Barbalat
Name:   Vlad Barbalat
Title:    Executive Vice President

**Safeco Insurance Company of America**

By:     /s/ Vlad Barbalat
Name:   Vlad Barbalat
Title:    Executive Vice President